SWIFT RAILS, INC.
2020 Report

Dear investors,

We wanted to take this opportunity to give you some highlights of 2021 and let you know where we are headed. COVID has been historically difficult in many ways, yet as a business, we are making surprisingly good progress. Since in-person marketing and networking have been tough to do, we largely turned our focus inward during 2021 to successfully focus on further developing our technology. And despite the challenges, we achieved significant traction on the business development front too. I am happy to report that things are going very well!

We have made considerable progress in several key areas – remote control of vehicles, wheel truck and chassis design, vehicle position tracking and monitoring, track fabrication and the design for scalability of systems. These are largely unseen changes that improve our company significantly. They may lead to patents, better service, and lower costs of production as we scale operations.

We constructed an indoor and outdoor test track in 2021, which has helped us advance our technologies to the next level. Visually there is not much difference in the vehicle but the series of "tweaks" we have made to the design are a big deal. Swift Rails now performs better – it corners better, is more reliable and easier to maintain. In addition, we have made improvements in the design and process that allow us to manufacture faster and at lower cost at both full scale and, maybe even more importantly, at small to intermediate scale.

We have made incredible progress in advancing innovation in our product during the pandemic. COVID has been terrible in so many ways. It disrupted everyone's lives. It disrupted our plans significantly. Surprisingly, it did not slow down our progress. In fact, it may have been an accelerator to our innovation as we focused almost entirely on how to make a better, more scalable product. It may be the quality of our team rather than this internal focus, or maybe the combination of the two – but it has been significant. Close to every month we are coming up with a new improvement or innovation. Sometimes it is a process improvement that might reduce cost by a factor of 3 or 4. Sometimes it is an improvement to reliability that will reduce the cost of operations. Sometimes it is reducing 12 parts to 4 with a better design. These innovations keep coming and they are additive and sometimes even multiplicative. So, despite a pandemic, inflation, and some crazy rising prices – our systems are becoming faster to produce and at lower costs.

So here is an analogy of sorts that may help explain how our production is different than you might expect using some approximate numbers from the car industry. Cars are very capital intensive. A large car company may have tens of billions of dollars in invested capital in factories to produce cars and trucks. They spend $1 to $2 billion on coming up with a new concept car to bring to market. The way the largest car companies are structured, with all the invested capital and legacy costs, they may need to sell millions of cars each year just to break even. How can Swift Rails possibly compete on a dollar-for-dollar basis with these enormous companies?

Thankfully we don't have to. First, we already have our concept vehicle (and track). Based on survey and one on one discussions, we guess that around 90% of people that have seen our concept vehicle like it,... and we built it for way less than a billion dollars! A small highly intelligent, knowledgeable, creative and well-functioning team can do a lot. This is the nature of big innovation.

We designed a system that is relatively simple – one that we could build by hand as well as with robots. We did this because we already knew how to do it and also because we didn't have a few billion dollars to build a factory. Like the auto industry, we use a number of great suppliers, although I sense that we might be better at engaging them creatively. So, we have developed a means of small-scale production that we can relatively easily increase to intermediate scale with the addition of people and robots. This is really cool. As we move globally, intermediate scale production allows us to be more local and improve our ability to deliver great transportation.

I wanted to share some more with you about our business model. Swift Rails has this great new concept that can change transit, but how does the company and our investors benefit? The best part of capitalism is that something new that has great benefit can be very quickly adopted. In an ideal sense everyone should benefit from the innovation. In this case that means – customers, cities, investors, employees, and the Earth. When all of these are lined up everyone benefits – riders get a great experience; cities become better; investors make money; employees lead fulfilling careers; and civilization advances. We think that Swift Rails can achieve all these things which excites us every day. Since this is a letter to investors, I'll put some focus on how the company and our investors benefit.

As discussed above, we figured out, with small to intermediate scale production, how to avoid big capital costs which reduce investor return. Although we provide transportation, we are less like a car company and more like a tech company from a business model perspective. We make money primarily in two ways, the one-time construction of systems and their recurring operations. Systems are all custom but built from standard components. This is probably worth explaining. Each city, each installation, has its own unique geometry. We design a system that is going to work well for them. The track is all the same in that it has the same gauge and is fabricated in the shop and installed in the field. It is custom in that the lengths, curves, and support column heights are all designed specifically for the locations where they are going. The vehicles all have the same powertrain and essentially the same frame design. Operationally, all systems have the same physics and the same controls.

There are a number of built-in advantages to this model. While our projects are large – they are inexpensive and much faster to build compared to the alternatives. A $50 million-dollar Swift Rails system replaces a billion dollar plus conventional transit system. And we can build the system in months rather than years. The custom, built to order systems with standard components we provide are instead of other custom systems. We are faster to deliver. We don't have to keep big inventory and can produce without big factory capital expenses. Since we use standard components and customize from there our costs decline as we increase scale.

We also make recurring revenue from operation of systems. Operations is a combination of people and software to run the systems. Two things are going on as we scale. Operations are very similar across systems so that there is almost no incremental cost increase on the software side and there are some best practice efficiencies that we get with personnel. As we move forward in time, the software that we use to run the systems will continue to evolve and improve operations and lower costs together with scale making the recurring operational revenue more profitable. As we scale, our product becomes more compelling, and investor returns increase.

While the pandemic kept us from being out meeting people in the market, business development has surprisingly moved forward in a meaningful way. We have two projects which have progressed to the later stages of development with identified funding and routes. These projects are waiting for final approvals. We have always considered our market to be global – we are moving forward with project plans in the US and the UK.

As you probably know already, we have ongoing discussions with Niagara Falls, NY and have earned the support of many of the area's key stakeholders. Most recently we were included in an extensive joint study conducted by Niagara Falls Global Tourism Institute and Niagara University (https://ngtinstitute.org/assets/World-Class-Destination.pdf), which was well publicized and discussed strategies to improve Niagara Falls tourism. Swift Rails won an award at the International Transportation and Automotive Summit in Las Vegas earlier in the year.

In addition, we have received inquiries from other cities with early-stage interest varying from pilot programs to inclusion in specific development projects. Having done limited marketing to date, it is quite encouraging to see our sales pipeline continue to grow to approximately $200 million of good to excellent opportunities.

In November, we attended the New York State Innovation Summit, our first conference since COVID started. We had a number of productive conversations, but more generally it was exciting to see high levels of engagement and interest in Swift Rails from attendees. We have emerged from COVID with a more mature story and technology, and it was wonderful to get out there to talk with folks again and see that their energy and enthusiasm for what we are doing remains highly supportive.

The recent passage of the $1.2 trillion infrastructure act represents a massive opportunity in the US as we offer cities a highly efficient and sustainable way to deploy that funding. Our substantially lower capital costs and profitable operation combine to provide much more transit for each dollar spent. The Infrastructure Investment and Jobs Act contains the largest ever funding for transit in the United States - emphasizing and funding transportation solutions relating to improving climate, resilience, electric vehicles, autonomous vehicles, neighborhood connectivity, and safety. Our company is a solution to all these things that make up new green infrastructure. The support that we have received from elected officials is yet another reason to be extremely optimistic on the future of our company.

In the next few weeks, we will launch a Wefunder campaign to raise a limited amount of funds to continue developing our sales pipeline, attend national conferences in 2022 and generally begin raising awareness as we look to capitalize on the enormous funding opportunities made possible by the infrastructure act. The current environment is far better than what it was when we launched our campaign last year when great uncertainty about the pandemic and economy was pervasive. To those that invested in us back then, your confidence made possible the meaningful advances that have us so well positioned today.

We appreciate your support and are excited about the great things that lie ahead for Swift Rails.

Sincerely,

Kevin

_____

Kevin Neumaier
CEO
Swift Rails, Inc.

We need your help!

A sincere thank you to all our investors and supporters, you are such a great group. As our first investors you invested early, amid uncertainty and at the height of the pandemic. We really appreciate your investment, and it is our goal to reward you for believing in us. Thank you.

If you would like to assist beyond your initial investment, we would love your help. Getting the word out that Swift Rails exists and is a solution to much better transportation is a big task. When social media is used well, it can more easily propagate new ideas tied to knowledgeable friends and colleagues. To that end, Swift Rails will be more active on social media such as Twitter, Facebook, LinkedIn, and Instagram. If you use these platforms please follow us, like us, comment on our posts, and join in the discussion. If social media is not your thing, the old fashioned just telling friends often works better.

We have received some very helpful leads on potential locations and programs from you, our investors – thank you. As a lean startup, having investors and supporters help makes a huge difference, and can have a big positive impact. We'd love to hear from you with ideas for new locations, referrals to relevant people, or any feedback you believe could be helpful.

Since we closed our first offering, we have had a number of people ask how they can invest. We will be doing a second, limited offering of shares at $9 on Wefunder very soon. If you choose to increase your position or let others know about Swift Rails, your help is appreciated. Steering investors our way, large or small, would be super helpful. Smaller investors can be directed to our Wefunder page (wefunder.com/swiftrails), and larger investors should feel free to contact us directly.

As we begin to let the world know about Swift Rails, any help or involvement from our investors and supporters is sincerely appreciated. Again, thanks so much!

Sincerely,

Kevin Neumaier
_____
CEO

Anthony Gale
_____
COO

Daryl Anderson
_____
CFO

Our Mission

It's our mission to provide sustainable, safe and equitable transportation to the world. In 5 years, we hope to have multiple systems in operation, revenue of approximately $150M, and $600M - $1 billion of projects in development. We aim to have our model be proven and be poised for rapid global expansion. Ultimately, we intend to replace 25% of automobile traffic globally. By 2040, our goal is to reduce carbon emissions by 2.4 billion tons annually and avoid 10 million accidents.

See our full profile



How did we do this year?

Report Card

A-



The Good



The Bad

We completed our outdoor test track, enabling us to advance our technology substantially in multiple key areas.

COVID made in-person sales meetings and industry conferences difficult to impossible, impeding our ability to go out and market.

Passage of the $1.2 trillion infrastructure bill, with a focus on sustainable transit, created a powerful tailwind.

Supply-chain issues delayed portions of prototype development and testing.

Governments have moved more slowly during COVID, slowing the pace of new projects which we believe has created pent up demand.

With limited marketing or face-to-face interaction, we're still expanding sales opportunities.

2021 At a Glance

January 1 to December 31



$0
Revenue



-$205,022
Net Loss



$2,061 **[78%]**
Short Term Debt



$803,151
Raised in 2021



$46,358
Cash on Hand
As of 02/22/22

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have a cool new kind of transportation. Super efficient 1 to 4 person autonomous vehicles powered by electric motors using renewable energy that travel rapidly on a highway of ultra-light rails elevated 12-15 feet by a small pole similar to a light post. Vehicles are hailed on-demand like an Uber and quickly take you directly to your destination with no stops in between. Radically cheaper and better than regular transit, our system is the solution to clean, sustainable ground transportation.

It's our mission to provide sustainable, safe and equitable transportation to the world. In 5 years, we hope to have multiple systems in operation, revenue of approximately $150M, and $600M - $1 billion of projects in development. We aim to have our model be proven and be poised for rapid global expansion. Ultimately, we intend to replace 25% of automobile traffic globally. By 2040, our goal is to reduce carbon emissions by 2.4 billion tons annually and avoid 10 million accidents. Projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Swift Rails, Inc. was incorporated in the State of Delaware in September 2019.

Since then, we have:

- Cool, on-demand personal vehicles take you safely and directly to your stop with zero emissions

- Disruptive innovation for $600 billion transit market

- We're well positioned to benefit immensely from the $1.2 trillion infrastructure bill

- Great team - CEO led a public company that completed 50,000 projects in over 100 countries

- Growing sales pipeline already has $200 million in good-to-excellent opportunities

- We've spoken to hundreds of transportation professionals and they love our concept

- Our vehicles enable social distancing - current transit has a huge COVID-19 problem

Historical Results of Operations

Our company was organized in September 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $142,909, including $17,129 in cash. As of December 31, 2020, the Company had $307,315 in total assets, including $231,954 in cash.

Net Loss. The Company has had net losses of $205,022 and net losses of $225,415 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $2,061 for the fiscal year ended December 31, 2021 and $77,136 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $531,275 in equity, $135,233 in PPP loans, and $27,968 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12-18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12-18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Swift Rails, Inc. cash in hand is $46,358, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $11,616/month, for an average burn rate of $11,616 per month. Our intent is to be profitable in 12 months.

Our financials cover up through December 31, 2021 which is less than two months ago as of this writing. No material changes have occurred during that period. However, we have received significant cash payments since year-end 2021.

Monthly costs remain relatively low and flexible. We did receive $19,538 from our NYSERDA grant on January 27, 2022. The NYSERDA grant covers 90% of our interns' gross salary.

On February 19, 2022 we received a check for $33,983 as partial payment of a total expected amount of $43,870 from the Employee Retention Tax Credit (ERTC). As an eligible startup, the credit reflects a portion of our 3Q21 and 4Q21 payroll.

As a result of receiving the NYSERDA and ERTC payments, our cash balances have improved since December 31, 2021.

Due to the nature of our business, which will be characterized by very large, lumpy sales, it's difficult to project revenue, particularly as a startup which has not gone through multiple complete sales cycles. Our average unit sale will typically be tens of millions of dollars, and have a long sales cycle, which is very different than selling a typical retail product or software subscription. As such, we do not have small incremental sales revenue which can be easier to forecast. We do have a number of potential projects in the pipeline, but timing revenue on those is difficult. Since expenses will be directly impacted by contract wins, for which we do not have control of the timing, it is difficult to map out our revenues and expenses by month. Monthly expenses over the next 3-6 months are expected to be approximately $15,000, but we have flexibility to reduce those if necessary. Our expenses will ramp higher once we begin to scale up operations in order meet contracted delivery requirements.

We are still pre-revenue, we are not yet profitable. We have a number of projects in our sales pipeline which we believe have good-to-excellent probabilities, and we expect to be profitable on our first contract. With relatively low fixed monthly expenses that are fairly flexible, we believe $50,000 in additional funding would be enough to fund our operations, when combined with our current cash on hand, and current grants, until we officially close our first sale.

Since our average project sizes are quite large (tens of $millions) and we expect to be profitable on the first project, and believe it would be possible to organically fund our growth. However, we do expect to raise more capital within 12-18 months in order to enable growth at a faster rate than would be organically possible.

We currently have approximately $46,000 in cash. In addition, we have a NYSERDA grant which covers 90% of the salary cost of our college interns. Our fixed expenses are quite low, so we have more than enough resources to cover short-term burn throughout the campaign. By June 2022, we expect to receive approximately $9,800 in additional funds from the Employee Retention Tax Credit in March 2022.

Any projections mentioned above are forward-looking and cannot be guaranteed.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -143%** **Earnings per Share: -$3,361.02**

Revenue per Employee: $0 **Cash to Assets: 12%** **Revenue to Receivables: 0%** **Debt Ratio: 1%**

Swift_Rails_Financials_and_CPA_Review_Report_2020_and_2021_Final.pdf

We ♥ Our 287 Investors

Thank You For Believing In Us

Christopher Hawes, Jill Powell, Yang K. Lee, Ahmad Albinsaad, Nancy Ramos, Helen Cholewinski, Tim Jackson
Anthony A Cook, Daniel Herrera, Herman Venter, Hunter Stokes, Brenda Dye, Kenneth W Cox, William Ward JR

Ronald A. Jaeger	Jessica Hutson	Thomas Kurian	Ronelle J Melekai	Russell Murphy	Michelle Laucke	Abraham Joseph
Karen K Sikes	Isaac Donkor	Dotun Kenny Akinwale	Craig J. Vom Lehn	Anthony J. Giordano	Shane Hillard	Kevin Neumaier
Lisa Debo Anderson	Maggie Anderson	Joseph King	Alex Ryshkewitch	Seth Anderson	Sheila Stevens	Dorrie Armstrong
Tracy Turner	David Yokelson	Shawn Hartung	Claudette Brewer	Claudia Debo	Edward Enright	John Lowe
John Ferber	Thomas Jaycox	Dana Olson	Marcos Rocha	Michael Fischer	Phil Hoskins	Tom Fecteau
Neville George	Pasang Galay	Todd Mines	Dion Lancia	Gurumeet Kaur Khalsa	Rohan Dyer	Kiran Vemuri
Mike Shartzer	Kiesha Adeyinka	Mashour Yousef	Adam Thodey	Larry Ray Sargent Sr	Don Bus Tech Zimmerman	Kenneth Gilmore
Timon Lott	Ri Qi Mills	Tom Huestis	Dmytro Arshynov	Johnathan Meatley	Mackenzie Adams	Mohamed Ahmed Abdeld...
David Frazier	John Bissen	Colleen Coleman Ryan	La Shavio Little	Jason Knight	Jaylon Calhoun	Joseph Torrillo
Michael Florida	Harry Mckinney	Mike Greene	K Law Lawrence	David Barnet	Duke M Taylor	Forrest Hogue
Chad Davis	Jeremiah Hunter	Julia R. Reece	Daulton Brewer	William Barnes	Stephen A White Jr	Eric Southard
Gary Tortomasi	Richard Eyrish	Dalana Cormier	Jess Todd	James C Walker	Jack Tomas	Eric Melton
Angelina Poltieva	Alex Lebon	Welton Egerton	John Clifford	Morris Gelman	Felix Flores	Paul Varkey
Ryan Baker	Stephen Andrew Hearn	Maria Mercedes Gregory	Joven SALA	Warren Higgins	Quentin Cooks	Nancy Klepper-Kilgore
Andy Mehalick	Lisa Williams	Warren E. Emblidge Jr	Kevin Hickey	Matthew Williams	Richard Flieri	Eric Debo
Chase Gale	Madisen Gale	Jeziel Nova	Silvio Sibilia	Mark A.cotter	John Milmoe	Jared Cook
Chad Crotchett	Jagannath Sahoo	Sanjay Shah	Patricia Zamora	Raymond Hastings	James Gubitosi	Philipp Lirk
Jason Rigby	Ankur Sharma	Larry Ogee	Bradley Williams	Sumanjeet Sodhi	Sean Brandel	William Buehler
Erin Kinne	Darryl Gooden	Chad Curtis	Patrick Laight	Patrick Bryan	Carl N Oerke Jr	David W Bruce Jr
Joanne P Moss	Matthew Hartung	Vignesh Kumar Sathyamo...	Madhav KHANAL	James Phillips	Hannah Frey	Sancarlos Johnson
Vinodh Rajagopalan	Raman Sundararajan	Victoria Enright	Rushi S Suchde	Jeff Hodges	Alexander Enright	David Anakwenze
Tessa Adamec	Michael James WILD	Melisa Hooper	Sancha Rai	Russell Smith	Frederick Fellendorf	David Leggio
Randy Propst	Janelle James	Tony Kigano	Bruce Haydu	James R MICHAUD	William Ward JR	Daniel Alejandro Lopez G...
Gloria Su	Maria L BECERRA	Henry Callaway II	Amaechi George Ozor	Joanna A Frame	Claudia And John Newton	Stephen Dye
Kim Pheil	Syed Rahman	Parker Satterfield	Nixon Augustin	Francesco Artale	Greg Powell	Priscilla Cambric
Harry W Reed	Lorenzo Tanner	Samuel Lentz Sanders Jr.	Nirmal Patel	John Greco	Pavan Kumar	Kiranmayi Komati
Aleury Martinez	Khera Elliott	Ora Meeks	Peter Geary	Jacqueline Harrison	Ifeamalume C. Ezeamuzie	Fitzroy Weatherspoon
Pamela Evette Hall	Donald Alves	Warnakulasuriya Anushke...	William YOUNGFERT	Delvin Lumly	Nicholas T Mitrano	Anil Soneji
Zachary Carin	Darline KERSAINVIL	Nam Bui	Dave Chambers	Robert Pavelchak	Kevin Scurry	Pratik V Bauva
Rukhsana P. Burton	Kirsten L Shelly	Carl Raburn	Christie Okoroafor	Carlton Baker	Joanne Tang	Rafael L Mercado
Robert Romero	Vernon Taylor	Komigan K. DOSSOU	Malik McCall	Benjamin Egland	Shimon Ekstein	Terrance Williams
Shefali Shah	Ashish B Malhotra	William Kost	Sridhar Thota	Kenneth Roberts	Maturu .S. Rao	Grant A Underwood
Jonathan Yun	Steve Williams	Nicole Forrest	Sascha Schumann	Latonya Andrews	Anthony Semper	Courtney Curry
Christophe Herrmann	Levi Collins	James Watson	Chima Omeribe	Romane G Dorval	Jeffre James	Kai HSIA
Rodolfo Luigi Olivares	Antony T Curtis	Mohammad A Tahir	Amber Van Mason	Amarri Cheeks	Jessica Abrahams	Darryl Spencer
Roger Davis Jr.	Benedicte Herrmann	Jose L. Vazquez	Rodney Cartee	Jesse Spears	Johnny Webster	Richard J Stlouis
Joshua Dent	Steven Dowell	Betty Stephens	Chibuike Ezim	Pr AK	Michael T. Lane	Equislaure Gabriel
Jakob Roger Lansman	Jayson Stjuste	Jonathan Bonaventura	Northern E Griffin	Barbara Lekes	Chris Beech	W Kim Colich
Sead Pepic	Luciano Ferreira	Karunakar V Cheruku	Jennifer Reyes	Josh S.	Alaa Alawi	Reydon Daquinag

Thank You!

From the Swift Rails, Inc. Team



Kevin Neumaier
CEO



James Enright
Chief Design Officer



Daryl Anderson
CFO



Tony Gale
COO

Experienced in all aspects of transportation hardware, software and SaaS for transit. Successfully scaled a ride-sharing startup offering services to over 10 million people.



Mark Cotter
Chief Safety Officer

Lead Environmental, Health and Safety (EHS) professional for over 100 projects for public and private sector clients totaling over $500 million.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Anthony Gale	Chief Operating Officer @ Swift Rails, Inc.	2019

Kevin Neumaier	Chief Executive Officer @ Swift Rails, Inc.	2019
Daryl Anderson	Chief Financial Officer @ Swift Rails, Inc.	2019
James Enright	Automotive Technician @ Russo's Automotive Service	2019
Mark Cotter	Safety Engineer @ GSD Trading USA Inc.	2019

Officers

OFFICER	TITLE	JOINED
Anthony Gale	COO	2019
Kevin Neumaier	CEO President	2019
Daryl Anderson	CFO Secretary Treasurer	2019
James Enright	Chief Design Officer	2019

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Kevin Neumaier	575,776 Common Stock	33.4%
James Enright	473,906 Common Stock	27.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2015	$8,800	Common Stock	Section 4(a)(2)
05/2015	$100,000	Common Stock	Section 4(a)(2)
01/2020	$70,000	Common Stock	Section 4(a)(2)
06/2020	$67,600		Other
01/2021	$67,632		Other
03/2021	$352,475	Preferred Stock	Regulation Crowdfunding
03/2021	$352,475		4(a)(6)
12/2021	$30,569		Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	1,388,503	Yes
Preferred Stock	500,000	60,667	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	276,350

Risks

James Enright and Anthony Gale are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We are an early stage company with no historical performance.

We are a development stage company. We have not generated any sales revenue to date. Any and all statements about future operational and financial performance are forward-looking statements. Actual results may vary materially from these statements.

We will require additional financing. Our best estimate is that if the maximum offering amount is met the Company will require additional operating capital within 18 months. There is no assurance that the Company will be able to obtain such additional financing or that it can be obtained upon terms that are acceptable to our shareholders. Our projects are capital intensive. We may finance each transportation system individually using a combination of public and private funding. In some cases, the Company will form special purpose subsidiaries to own and operate a project. The Company may not own 100% of these subsidiaries and may not control these subsidiaries. Additional financing will dilute your share of the Company's equity. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments.

The Company relies on its intellectual property which may not be adequate and may be difficult to protect. The Company's Personalized Transit System was developed by Swift Rails, LLC, a predecessor entity to the Company under common control with the Company. The Company believes that all of the intellectual property comprising the Personalized Transit System will be owned or controlled by the Company or otherwise legally available to the Company, but there is no assurance that challenges to the Company's rights may not emerge. The Company has applied for certain patents related to the System. A non-provisional patent covering the general system design and switching mechanisms was filed in October 2017 ("Intelligent Transportation System and Method", 101950-1-PCT), and an international application was filed in October 2018 (PCT/US18/57506).

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's limited operating history makes the Company's business difficult to evaluate.

The Company was formed on September 18, 2019. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

The Company's success depends on the experience and skill of the Board of Directors, the management team, its executive officers and key employees.

As of the date hereof, the Company has employment and confidentiality agreements in place with all employees, including college interns. The expected compensation ranges for senior employees of the Company will be substantially below their earning power in the market. This differential will be offset by equity compensation. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected consumer spending in certain sectors, which may negatively affect the Company.

The Company's performance will depend significantly on economic conditions, particularly those in the United States. Spending on capital investments is affected by a number of factors, including consumer confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities to reduce or eliminate infrastructure spending.

Issues related to Permitting and Rights-of-Way could significantly affect our projects. Permitting and right-of-way access in the case of each project will vary significantly and may be implemented differently in different jurisdictions. The Personalized Transit System is expected to require easement rights (or similar rights depending on the jurisdiction) for the erection of its poles and track. The Company may seek additional property rights, which may include fee title, for its stations. The acquisition of these rights may entail securing property rights or easements from each property owner whose property will have poles or rails traversing their property. In some cases the Company may require municipal approvals. As the Company wins contracts to build and install the Personalized Transit System, the Company will evaluate each project's legal requirements and will determine how they can be met on a case-by-case basis.

Our securities will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this Offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee that a purchaser of our securities will ever realize a return on his/her/its investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when risks and merits of an investment in the Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Personalized Transit System involves implementation of multiple technologies, including software to run the system and a cell phone app.

The implementation of the Personalized Transit System included integration with operational software and will eventually include cell phone apps than enable customers to hail vehicles. The general logic, features and required capabilities of this cell phone app and how it will integrate with the overall vehicle management system has been well thought out. The Company will begin the development of the app software with a portion of the proceeds from this offering. The Company will use a combination of internal and external resources in developing these systems.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our stock. We have never paid cash dividends on our common or preferred stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our preferred or common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

The Personalized Transit System has not been built. The System is the first of its kind.

The Personalized Transit System has been substantially designed by the Company. While a full-scale vehicle prototype and outdoor test track have been built, there is no existing complete system or pilot system in a real-world application. Consequently, there is no guarantee that the Personalized Transit System will work as conceived or that any of the Company's projections will be achieved.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

COVID-19.

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the

additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Swift Rails, Inc.

- Delaware Corporation

- Delaware Corporation
- Organized September 2019
- 3 employees

340 Pleasant View Drive
Lancaster NY 14086

https://www.swiftrails.com/

Business Description

Refer to the Swift Rails, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Swift Rails, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing. 2020 financials previously included in previous Form C.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.